UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                    (Amendment No. ______)*

                         Datakey Inc.
      ______________________________________________________
                        (Name of Issuer)

               Common Stock, $ .05 Par Value
      ______________________________________________________
                 (Title of Class of Securities)

                         237909106
               ____________________________________
                         (CUSIP Number)
     Austin W. Marxe, 153 East 53rd Street, New York, NY 10022
                    (212) 207-6500
      ______________________________________________________
     (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications)

                    February 20, 2001
     _________________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
I(b)(3) or (4), check the following box ___.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of the cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                    SCHEDULE 13D
CUSIP No.237909106                           Page 2 of 9 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Special Situations Situations Fund III, L.P.
     F13-3737427
     MGP Advisers Limited Partnership  F13-3263120
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  SOURCE OF FUNDS* 00
________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO 2(d) OR 2(e)                               ____
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER  See Marxe/Greenhouse
  SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER  See Marxe/Greenhouse
 REPORTING     -------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON 1,653,150 (Includes 650,000 of warrants.)

----------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     15.7
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IV/IA
----------------------------------------------------------------







                    SCHEDULE 13D
CUSIP No.237909106                           Page 3 of 9 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Special Situations Cayman Fund, L.P.
     98-0132442
     AWM Investment Company, Inc. 11-3086452
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  SOURCE OF FUNDS* 00
________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO 2(d) OR 2(e)                               ____
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER  See Marxe/Greenhouse
  SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER  See Marxe/Greenhouse
 REPORTING     -------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON 446,332 (Includes 166,666 warrants)

----------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.4
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IV/IA
----------------------------------------------------------------







                    SCHEDULE 13D
CUSIP No.237909106                           Page 4 of 9 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Special Situations Private Equity Fund, L.P.
     F13-3916551
     MG Advisers, L.L.C.  F13-3916549
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  SOURCE OF FUNDS* 00
________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO 2(d) OR 2(e)                               ____
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER  See Marxe/Greenhouse
  SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER  See Marxe/Greenhouse
 REPORTING     -------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON 600,000 (Includes 300,000 warrants.)

----------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.9
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IV/IA
----------------------------------------------------------------







                    SCHEDULE 13D
CUSIP No.237909106                           Page 5 of 9 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Special Situations Technology Fund, L.P.
     13-3937585
     SST Advisers LLC   13-3937583
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  SOURCE OF FUNDS* 00
________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO 2(d) OR 2(e)                               ____
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER    See Marxe\Greenhouse
  SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER  See Marxe\Greenhouse

 REPORTING     -------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON
     514,884 (Includes 216,667 warrants)

-----------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       5.1
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
----------------------------------------------------------------





                    SCHEDULE 13D
CUSIP No.237909106                           Page 6 of 9 Pages
----------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Austin W. Marxe
     David M. Greenhouse
----------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) | |
                                                        (b) |X|
----------------------------------------------------------------
(3)  SEC USE ONLY

----------------------------------------------------------------
(4)  SOURCE OF FUNDS* 00
________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
PURSUANT TO 2(d) OR 2(e)                               ____
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America
----------------------------------------------------------------
 NUMBER OF     (7) SOLE VOTING POWER        3,214,366
  SHARES       -------------------------------------------------
BENEFICIALLY   (8) SHARED VOTING POWER             None
 OWNED BY      -------------------------------------------------
   EACH        (9) SOLE DISPOSITIVE POWER    3,214,366
 REPORTING     -------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER        None
----------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICALLY OWNED BY EACH REPORTING PERSON 3,214,366 (Includes 1,333,333 warrants )

-----------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*

----------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

   30.6
----------------------------------------------------------------
(14) TYPE OF REPORTING PERSON*

     IN
----------------------------------------------------------------







                                        Page 7 of 9 Pages

Item 1. Security and Issuer. This Schedule relates to the common stock and warrants of Datakey, Inc. (the "Issuer"). The Issuer's principal executive offices are located at 407 West Travelers Trail, Burnsville, MN 55337-2554.

Item 2. Identity and Background. This Schedule is filed on behalf of (i) Special Situations Fund III, L.P., a Delaware limited partnership ("SSF III") (ii) Special Situations Cayman Fund, L.P., a Cayman Islands limited partnership ("CAY") (iii) Special Situations Private Equity Fund, L.P., a Delaware limited partnership (the "Private Equity Fund"); (iv) Special Situations Technology Fund, L.P., a Delaware limited partnership ("SST"); (v) MGP Advisers Limited Partnership, a Delaware limited partnership ("MGP") (vi) AWM Investment Company, Inc., a Delaware corporation("AWM")
          (vii) MG Advisers. L.L.C., a New York limited liability company ("MG"); (viii) SST Advisers L.L.C., a Delaware limited liability company ("SSA"); (ix) Austin W. Marxe and (x) David Greenhouse. Each of the foregoing is hereinafter referred to, individually, as a "Reporting Person" and, collectively, as the "Reporting Persons."

          The principal office and business address of the Reporting Persons, other than CAY, is 153 East 53rd Street, 51st floor, New York, NY 10022. The principal office and business address for CAY is c/o CIBC Bank and Trust Company (Cayman) Ltd., P.O. Box 694, Edwards Street, Grand Cayman, Cayman Islands, BWI.

          The principal business of SSF III, CAY, the Private Equity Fund, and SST (individually, a "Fund" and, collectively, the "Funds") is to invest in equity and equity related securities. The principal business of MGP is to act as the general partner of and investment adviser to SSF III. The principal business of AWM is to act as the general partner of and investment adviser to CAY, as well as the general partner of MGP. The principal business of MG is to act as general partner of and the investment adviser to the Private Equity Fund. The principal business of SSA is to act as the general partner of and the investment adviser to SST. MGP, AWM, MG and SSTA are referred to herein, individually, as an "Adviser" and, collectively, as the "Advisers." The principal occupation of Austin W. Marxe and David Greenhouse, both of whom are United States citizens, is to serve as officers, directors and members or principal shareholders of the Advisers.

          Neither any Fund, any Adviser, Austin W. Marxe nor David Greenhouse, during the last 5 years, has been
                                   Page 8 of 9 Pages
 convicted in any criminal proceeding or was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          Each Fund utilized available cash assets to purchase the Securities.

Item 4. Purpose of the Transaction. Each of the Reporting Persons has acquired and is holding the Securities solely for investment purposes and not with the purpose or the effect of changing or influencing control of the Issuer. Each Fund acquired the Securities in the ordinary course of business and is holding such Securities for the benefit of its third party investors.

Item 5. Interest in Securities of the Issuer. See pps. 2-5 of this Schedule, setting forth the aggregate number and percentage of the Securities beneficially owned by each Reporting Person, the number of shares as to which there is sole or shared power to vote, or to direct the vote, and sole or shared power to dispose or to direct the disposition.

          On February 20, 2001, the following funds acquired common stock and warrants in a private placement transaction directly from the issuer at a price of $3 per share:

          1. SSF III - 650,000 common shares and 650,000 warrants
          2.  CAY- 166,666 common shares and 166,666 warrants
          3.  Private Equity Fund - 300,000 common shares and
               300,000 warrants.
          4.  SST - 216,667 common shares and 216,667 warrants.

          During the psst 60 days the following funds disposed of the following shares in open market transactions:

          1. SSF III - sold 79,050 common shares at an average price of 3.856 per share.
          2. CAY- sold 28,000 common shares at an average price of $3.90 per share.
          3. SST -sold 18,450 common shares at an average price of $ 4.09 per share

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.
          See Item 2 and Item 4 of this Schedule.  Based on such

                                        Page 9 of 9 Pages

Items. Messrs. Marxe and Greenhouse maintain sole voting power and sole dispositive power with respect to the Securities.

Item 7.   Material to be Filed as Exhibits.
          None

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 27, 2001

                    /s/ Austin W. Marxe
                    _________________________________
                    Special Situaitons Private Equity Fund, L.P.
                    by: Austin W. Marxe, Managing Director



                    /s/ Austin W. Marxe
                    _____________________________
                    Special Situations Technology Fund,L.P.
                    by: Austin Marxe, Managing Director



                    /s/ Austin W. Marxe
                    _____________________________
                    MG Advisers, L.L.C.
                    by: Austin Marxe, President and CEO



                    /s/ Austin W. Marxe
                    _____________________________
                    SST Advisers, L.L.C.
                    by: Austin Marxe, President and CEO



                    /s/ Austin W. Marxe
                    _____________________________
                    Austin W. Marxe



                    /s/ David Greenhouse
                    _____________________________
                    David Greenhouse